UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

SECOND QUARTER 2025 RESULTS

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Agustin Bolio | agustin.bolio@kof.com kofmxinves@kof.com

Mexico City, July 23, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2025.

SECOND QUARTER HIGHLIGHTS

•	Volume declined 5.5%.
•	Revenue increased 5.0%, on a currency neutral basis revenue grew 2.4%.
•	Operating income remained flat; on a currency neutral basis operating income decreased 2.6%.
•	Majority net income decreased 5.3%.
•	Earnings per share[1] were Ps. 0.32 (Earnings per unit were Ps. 2.53 and per ADS were Ps. 25.29.).
•	Reached 8 times more active users in the latest version of Juntos+ v 4.0, versus the previous year.
•	The Company issued a successful transaction of senior notes for a total amount of US$500 million due 2035. These notes were priced at attractive spreads and coupon reflecting strong international investment grade dedicated investor demand, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile.
FIRST SIX MONTHS HIGHLIGHTS

•	Volume declined 3.9%.
•	Revenue increased 6.7%, on a currency neutral basis revenue grew 5.4%.
•	Operating income increased 3.3%, on a currency neutral basis operating income grew 0.7%.
•	Majority net income decreased 1.4%.
•	Earnings per share[1] were Ps. 0.62 (Earnings per unit were Ps. 4.97 and per ADS were Ps. 49.74.).
FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q25	YTD 2025	2Q25	YTD 2025	2Q25	YTD 2025	2Q25	YTD 2025
As Reported	Consolidated	5.0%	6.7%	3.4%	6.9%	0.2%	3.3%	(5.3%)	(1.4%)
	Mexico & Central America	0.5%	2.5%	(2.5%)	1.1%	(6.3%)	(5.7%)
	South America	13.2%	13.7%	16.2%	17.9%	19.6%	24.9%

Comparable (2)	Consolidated	2.4%	5.4%	0.9%	5.3%	(2.6%)	0.7%
	Mexico & Central America	(1.9%)	(0.7%)	(4.8%)	(1.9%)	(8.6%)	(8.8%)
	South America	10.3%	15.7%	13.1%	19.7%	14.9%	24.0%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“During the second quarter, we navigated a challenging environment marked by a softer macroeconomic backdrop in Mexico and adverse weather conditions in Mexico and Brazil. However, despite a tougher than expected first half of the year, we are encouraged by our improved competitive position, and we maintain our long-term perspectives unchanged. As we look ahead to the second half of the year, we will make learnings and adjustments to our plans that will deliver long-term value. Importantly, we will continue investing in capacity and capabilities to support our future growth.

While the current operating environment remains complex, we are confident in our resilient profile and in the several initiatives we are implementing across our markets—from commercial, financial, and supply chain. We are leveraging our capabilities and our strong partnership with The Coca-Cola Company to deliver long-term sustainable growth for all our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 2 of 17

RECENT DEVELOPMENTS

•	On May 1, 2025, Coca-Cola FEMSA issued senior notes for a total amount of US$500 million principal amount of senior notes due 2035. The Company priced the notes at US 10 Year Treasury +93 basis points and a coupon of 5.100%. The transaction was closed on May 6, 2025, and received broad participation from investment grade dedicated investors, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile. KOF intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the funding of working capital and capital expenditures, and the repayment of indebtedness

•	On July 16, 2025, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,865.5 million.

•	Coca-Cola FEMSA has been included in the FTSE4Good sustainability indices for the tenth consecutive year, achieving a score of 3.9 out of 5.0—an improvement from last reported score of 2.9. This performance demonstrates progress across all evaluated categories and enhanced transparency in our integrated report, positioning the company above the consumer goods industry and beverage subsector averages.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 3 of 17

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2025	2Q 2024	Δ%	Δ%
Total revenues	72,917	69,456	5.0%	2.4%
Gross profit	33,042	31,961	3.4%	0.9%
Operating income	9,767	9,746	0.2%	(2.6%)
Adj. EBITDA (2)	13,388	13,922	(3.8%)	(6.3%)

Volume decreased 5.5% to 1,035.3 million unit cases, driven mainly by volume declines in Mexico, Brazil, Colombia, and Panama. These declines were partially offset by volume increases in Argentina, Uruguay, Guatemala, and Nicaragua.

Total revenues increased 5.0% to Ps. 72,917 million. This increase was driven mainly by revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 2.4%.

Gross profit increased 3.4% to Ps. 33,042 million, and gross margin contracted 70 basis points to 45.3%. This contraction was driven mainly by lower operating leverage, unfavorable mix effects, and higher fixed costs such as labor, coupled with the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and raw material hedging initiatives. Excluding currency translation effects, gross profit increased 0.9%.

Operating income increased 0.2% to Ps. 9,767 million, and operating margin contracted 60 basis points to 13.4%. This margin contraction was driven mainly by higher operating expenses such as labor and maintenance, coupled with an increase in marketing and depreciation. These effects were partially offset by cost and expense efficiencies, an operating foreign exchange gain, and lower freight expenses. Excluding currency translation effects, operating income decreased 2.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,189 million, compared to an expense of Ps. 885 million in the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 1,475 million as compared to Ps. 1,157 million in the same period of the previous year driven by higher interest expenses mainly related to the U.S. dollar-denominated bond due 2035 issued during the second quarter, coupled with an increase in interest rates in Brazil and new financing in Colombia.

In addition, we recognized a lower foreign exchange gain of Ps. 55 million in the second quarter of 2025 as compared to a gain of Ps. 177 million in the same period of the previous year. The gain this year was driven mainly by the quarterly appreciation of the Mexican Peso as applied to our U.S. dollar-denominated net debt position. This effect was partially offset by the quarterly appreciation of the Brazilian Real as applied to our U.S. dollar-denominated cash position in Brazil.

On the other hand, we recorded a higher gain in financial instruments of Ps. 154 million, as compared to Ps. 61 million recorded in the same period of the previous year, and a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 77 million as compared to a gain of Ps. 34 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 36.2% as compared to 34.9% during the same period of 2024. This increase was driven mainly by non-recurring effects from previous fiscal years coupled with non-creditable taxes.

Net income attributable to equity holders of the company was Ps. 5,312 million as compared to Ps. 5,608 million during the same period of the previous year. This decrease was driven mainly by the increase in the comprehensive financing results. Earnings per share1 were Ps. 0.32 (Earnings per unit were Ps. 2.53 and per ADS were Ps. 25.29.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 5 of 17

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2025	YTD 2024	Δ%	Δ%
Total revenues	142,703	133,685	6.7%	5.4%
Gross profit	64,716	60,561	6.9%	5.3%
Operating income	18,986	18,380	3.3%	0.7%
Adj. EBITDA (2)	26,584	25,949	2.4%	1.3%

Volume decreased 3.9% to 2,021.8 million unit cases, driven mainly by volume declines in Mexico and Colombia. These declines were partially offset by increases in Argentina, Uruguay, and Guatemala and a flattish performance in Brazil.

Total revenues increased 6.7% to Ps. 142,703 million. This increase was driven mainly by revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 5.4%.

Gross profit increased 6.9% to Ps. 64,716 million, and gross margin expanded 10 basis points to 45.4%. This performance was driven mainly by lower sweetener costs, top-line growth, and raw material hedging initiatives. These effects were partially offset by higher fixed costs, such as labor, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 5.3%.

Operating income increased 3.3% to Ps. 18,986 million, and operating margin contracted 40 basis points to 13.3%. This margin contraction was driven mainly by lower operating leverage, driven by an increase in expenses such as labor, maintenance, marketing, and depreciation. These effects were partially offset by lower freight expenses. Excluding currency translation effects, operating income increased 0.7%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 2,308 million, compared to an expense of Ps. 2,080 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 2,749 million as compared to Ps. 2,341 million in the same period of the previous year as a result of higher interest expense mainly driven by our U.S. dollar-denominated bond due 2035 issued during the second quarter, coupled with an increase in interest rates in Brazil and new financing in Argentina and Colombia.

In addition, we recognized a foreign exchange loss of Ps. 1 million as compared to a gain of Ps. 204 million in the same period of the previous year, this gain in the previous year was driven mainly by the appreciation of the Brazilian Real and the Mexican Peso as applied to our U.S. dollar-denominated cash position during the same period of the previous year.

These effects were partially offset by a higher gain in financial instruments of Ps. 288 million as compared to a gain of Ps. 15 million in the same period of the previous year, resulting from a decrease in the floating interest rate as compared to the previous year.

Finally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 154 million as compared to a gain of Ps. 42 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 34.8% as compared to 32.9% during the same period of 2024. This increase was driven mainly by non-recurring effects from previous fiscal years coupled with non-creditable taxes and inflationary effects.

Net income attributable to equity holders of the company was Ps. 10,450 million as compared to Ps 10,598 million during the same period of the previous year. This decrease was driven mainly by higher comprehensive financing result and higher income taxes that were partially offset by a slight increase in our operating income. Earnings per share1 were Ps. 0.62 (Earnings per unit were Ps. 4.97 and per ADS were Ps. 49.74).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2025	2Q 2024	Δ%	Δ%
Total revenues	45,306	45,067	0.5%	(1.9%)
Gross profit	21,404	21,948	(2.5%)	(4.8%)
Operating income	6,829	7,291	(6.3%)	(8.6%)
Adj. EBITDA (2)	8,926	9,882	(9.7%)	(11.8%)

Volume declined 8.4%, driven by volume decreases in Mexico and Panama that were partially offset by volume growth in Guatemala, Nicaragua, and Costa Rica. This volume decline was driven mainly by unfavorable weather conditions and a challenging comparison base from the previous year.

Total revenues increased 0.5% to Ps. 45,306 million. This performance was driven mainly by revenue management initiatives and the favorable currency translation effect from all our operating currencies into Mexican pesos, which were offset by a volume decline. Excluding currency translation effects, total revenues decreased 1.9%.

Gross profit decreased 2.5% to Ps. 21,404 million, and gross margin contracted 150 basis points to 47.2%. This margin contraction was driven mainly by unfavorable mix effects and higher fixed costs such as labor, coupled with the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and raw material hedging initiatives. Excluding currency translation effects, gross profit decreased 4.8%.

Operating income decreased 6.3% to Ps. 6,829 million, and operating margin contracted 110 basis points to 15.1%. This margin contraction was driven mainly by lower operating leverage, coupled with an increase in expenses such as labor, maintenance, marketing, and depreciation. These effects were partially offset by a decrease in freight expenses and operating foreign exchange gain. Excluding currency translation effects, operating income decreased 8.6%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 8 of 17

SOUTH AMERICA DIVISION Second QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2025	2Q 2024	Δ%	Δ%
Total revenues	27,611	24,389	13.2%	10.3%
Gross profit	11,639	10,014	16.2%	13.1%
Operating income	2,937	2,455	19.6%	14.9%
Adj. EBITDA (2)	4,462	4,040	10.4%	7.3%

Volume declined 0.5% to 398.4 million unit cases, driven mainly by volume declines in Brazil and Colombia that were partially offset by volume growth in Argentina and Uruguay.

Total revenues increased 13.2% to Ps. 27,611 million. This increase was driven mainly by revenue management initiatives, a favorable mix, and a favorable currency translation effect into Mexican pesos. Excluding currency translation effects, total revenues increased 10.3%.

Gross profit increased 16.2% to Ps. 11,639 million, and gross margin expanded 110 basis points to 42.2%. This expansion was driven mainly by top-line growth, coupled with a decrease in raw material costs, such as sweeteners, and cost efficiencies, which were partially offset by the currency depreciation in all our operating currencies as compared to the U.S. dollar. Excluding currency translation effects, gross profit increased 13.1%.

Operating income increased 19.6% to Ps. 2,937 million, resulting in an operating margin expansion of 50 basis points to 10.6%. This increase was driven mainly by an increase in our gross profit, partially offset by higher expenses such as labor and marketing. Excluding currency translation effects, operating income increased 14.9%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)              Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average appreciation of most of the currencies used in our main operations relative to the Mexican peso in the second quarter of 2025, as compared to the same period of 2024, we had a favorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,131.9		6,372.8		-3.8%	-3.8%	12,053.7		12,330.8		-2.2%	-2.2%
Volume (million unit cases)	1,035.3		1,095.8		-5.5%	-5.5%	2,021.8		2,104.4		-3.9%	-3.9%
Average price per unit case	68.65		61.89		10.9%		68.63		61.77		11.1%
Net revenues	72,852		69,297		5.1%		142,556		133,359		6.9%
Other operating revenues	65		159		-59.2%		147		326		-55.0%
Total revenues (2)	72,917	100.0%	69,456	100.0%	5.0%	2.4%	142,703	100.0%	133,685	100.0%	6.7%	5.4%
Cost of goods sold	39,875	54.7%	37,495	54.0%	6.3%		77,987	54.6%	73,124	54.7%	6.6%
Gross profit	33,042	45.3%	31,961	46.0%	3.4%	0.9%	64,716	45.4%	60,561	45.3%	6.9%	5.3%
Operating expenses	23,679	32.5%	21,621	31.1%	9.5%		46,029	32.3%	41,438	31.0%	11.1%
Other operative expenses, net	(291)	-0.4%	672	1.0%	NA		(109)	-0.1%	864	0.6%	NA
Operative equity method (gain) loss in associates(3)	(112)	-0.2%	(78)	-0.1%	43.8%		(190)	-0.1%	(122)	-0.1%	56.1%
Operating income (5)	9,767	13.4%	9,746	14.0%	0.2%	-2.6%	18,986	13.3%	18,380	13.7%	3.3%	0.7%
Other non operative expenses, net	99	0.1%	63	0.1%	56.6%		125	0.1%	(27)	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	(54)	-0.1%	45	0.1%	NA		(130)	-0.1%	58	0.0%	NA
Interest expense	2,101		1,836		14.5%		3,963		3,648		8.6%
Interest income	626		678		-7.7%		1,214		1,307		-7.1%
Interest expense, net	1,475		1,157		27.5%		2,749		2,341		17.5%
Foreign exchange loss (gain)	(55)		(177)		-68.8%		1		(204)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(77)		(34)		125.6%		(154)		(42)		267.5%
Market value (gain) loss on financial instruments	(154)		(61)		151.3%		(288)		(15)		1860.7%
Comprehensive financing result	1,189		885		34.4%		2,308		2,080		11.0%
Income before taxes	8,532		8,752		-2.5%		16,684		16,269		2.5%
Income taxes	3,029		3,044		-0.5%		5,691		5,329		6.8%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,503		5,709		-3.6%		10,993		10,941		0.5%
Net income attributable to equity holders of the company	5,312	7.3%	5,608	8.1%	-5.3%	-8.1%	10,450	7.3%	10,598	7.9%	-1.4%	-5.9%
Non-controlling interest	191	0.3%	101	0.1%	89.2%		543	0.4%	342	0.3%	58.7%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,767	13.4%	9,746	14.0%	0.2%	-2.6%	18,986	13.3%	18,380	13.7%	3.3%	0.7%
Depreciation	3,160		2,657		18.9%		6,259		5,219		19.9%
Amortization and other operative non-cash charges	461		1,519		-69.6%		1,339		2,349		-43.0%
Adj. EBITDA (5)(6)	13,388	18.4%	13,922	20.0%	-3.8%	-6.3%	26,584	18.6%	25,949	19.4%	2.4%	1.3%
CAPEX(8)	5,404		5,512		-2.0%		9,632		8,693		10.8%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of June 30, 2025, the investment in fixed assets effectively paid is equivalent to Ps. 9,985 million.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,279.8		3,565.3		-8.0%	-8.0%	6,182.9		6,584.4		-6.1%	-6.1%
Volume (million unit cases)	636.9		695.6		-8.4%	-8.4%	1,190.2		1,275.4		-6.7%	-6.7%
Average price per unit case	70.42		64.48		9.2%		70.73		64.68		9.4%
Net revenues	45,297		45,078				84,959		82,922
Other operating revenues	9		(11)				16		(11)
Total Revenues (2)	45,306	100.0%	45,067	100.0%	0.5%	-1.9%	84,975	100.0%	82,911	100.0%	2.5%	-0.7%
Cost of goods sold	23,902	52.8%	23,119	51.3%			44,686	52.6%	43,075	52.0%
Gross profit	21,404	47.2%	21,948	48.7%	-2.5%	-4.8%	40,289	47.4%	39,836	48.0%	1.1%	-1.9%
Operating expenses	14,973	33.0%	14,241	31.6%			28,334	33.3%	26,354	31.8%
Other operative expenses, net	(320)	-0.7%	478	-0.1%			(163)	-0.2%	597	0.7%
Operative equity method (gain) loss in associates (3)	(79)	-0.2%	(62)	-0.1%			(110)	-0.1%	(88)	-0.1%
Operating income (4)	6,829	15.1%	7,291	16.2%	-6.3%	-8.6%	12,229	14.4%	12,972	15.6%	-5.7%	-8.8%
Depreciation, amortization & other operating non-cash charges	2,096	4.6%	2,591	5.8%			4,605	5.4%	4,654	5.6%
Adj. EBITDA (4)(5)	8,926	19.7%	9,882	21.9%	-9.7%	-11.8%	16,834	19.8%	17,626	21.3%	-4.5%	-7.6%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,852.1		2,807.5		1.6%	1.6%	5,870.8		5,746.4		2.2%	2.2%
Volume (million unit cases)	398.4		400.2		-0.5%	-0.5%	831.6		829.0		0.3%	0.3%
Average price per unit case	65.81		57.39		14.7%		65.63		57.29		14.6%
Net revenues	27,554		24,219				57,596		50,437
Other operating revenues	56		171				131		337
Total Revenues (2)	27,611	100.0%	24,389	100.0%	13.2%	10.3%	57,727	100.0%	50,774	100.0%	13.7%	15.7%
Cost of goods sold	15,972	57.8%	14,375	58.9%			33,301	57.7%	30,049	59.2%
Gross profit	11,639	42.2%	10,014	41.1%	16.2%	13.1%	24,427	42.3%	20,725	40.8%	17.9%	19.7%
Operating expenses	8,705	31.5%	7,380	30.3%			17,695	30.7%	15,083	29.7%
Other operative expenses, net	28	0.1%	195	0.8%			54	0.1%	267	0.5%
Operative equity method (gain) loss in associates (3)	(32)	-0.1%	(16)	-0.1%			(80)	-0.1%	(34)	-0.1%
Operating income (4)	2,937	10.6%	2,455	10.1%	19.6%	14.9%	6,757	11.7%	5,408	10.7%	24.9%	24.0%
Depreciation, amortization & other operating non-cash charges	1,525	5.5%	1,585	6.5%			2,993	5.2%	2,915	5.7%
Adj. EBITDA (4)(5)	4,462	16.2%	4,040	16.6%	10.4%	7.3%	9,750	16.9%	8,323	16.4%	17.1%	21.3%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-25	Dec-24	% Var.	Liabilities & Equity	Jun-25	Dec-24	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	3,755	3,314	13%
	37,139	32,779	13%	Suppliers	29,271	33,773	-13%
Total accounts receivable	15,943	18,620	-14%	Short-term leasing Liabilities	876	889	-1%
Inventories	14,985	14,059	7%	Other current liabilities	36,489	29,195	25%
Other current assets	10,465	9,675	8%	Total current liabilities	70,391	67,171	5%
Total current assets	78,531	75,132	5%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	77,769	70,383	10%
Property, plant and equipment	166,786	161,785	3%	Long Term Leasing Liabilities	2,101	2,295	-8%
Accumulated depreciation	(64,237)	(62,404)	3%	Other long-term liabilities	18,855	17,595	7%
Total property, plant and equipment, net	102,549	99,381	3%	Total liabilities	169,116	157,445	7%
Right of use assets	2,746	2,989	-8%	Equity	-	-
Investment in shares	10,738	10,233	5%	Non-controlling interest	7,806	7,113	10%
Intangible assets and other assets	103,142	101,876	1%	Total controlling interest	136,938	143,428	-5%
Other non-current assets	16,155	18,375	-12%	Total equity	144,744	150,542	-4%
Total Assets	313,860	307,986	2%	Total Liabilities and Equity	313,860	307,986	2%

	June 30, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	51.6%	2.3%	8.5%
U.S. Dollars	26.3%	20.7%	4.2%
Colombian Pesos	3.8%	58.3%	9.2%
Brazilian Reals	17.7%	13.1%	10.9%
Argentine Pesos	0.6%	0.0%	40.8%
Total Debt	100%	14.6%	8.0%

(1) After giving effect to swaps.
(2) Calculated based on the weighting of the outstanding debt mix for each year.

Financial Ratios	2Q 2025	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	44,824	38,329	16.9%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.79	0.68
Adj. EBITDA/ Interest expense, net (1)	9.67	12.51
Capitalization (2)	36.6%	33.3%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2025					2Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	359.7	37.7	98.5	43.5	539.4	402.3	44.1	108.1	45.0	599.5	-10.0%
Guatemala	46.1	2.2	0.8	2.3	51.3	45.2	2.8	-	2.6	50.5	1.6%
CAM South	38.0	2.2	0.2	5.9	46.2	37.4	1.5	1.0	5.7	45.6	1.2%
Mexico and Central America	443.7	42.1	99.4	51.7	636.9	484.8	48.3	109.1	53.3	695.6	-8.4%
Colombia	63.5	9.6	3.5	5.9	82.6	64.5	9.4	4.0	7.1	85.0	-2.8%
Brazil (3)	223.2	17.7	1.8	22.7	265.3	224.0	18.9	2.4	24.2	269.4	-1.5%
Argentina	29.1	5.0	1.4	3.8	39.3	26.8	4.2	1.7	2.5	35.1	11.9%
Uruguay	9.0	1.5	-	0.7	11.2	8.7	1.4	-	0.6	10.7	4.9%
South America	324.7	33.9	6.7	33.1	398.4	324.0	33.8	8.1	34.3	400.2	-0.5%
TOTAL	768.4	76.0	106.1	84.8	1,035.3	808.8	82.2	117.2	87.7	1,095.8	-5.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2025					2Q 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,978.1	265.1		298.5	2,541.7	2,230.1	297.6		313.2	2,840.9	-10.5%
Guatemala	346.8	21.3		24.5	392.6	334.4	19.0		27.0	380.4	3.2%
CAM South	273.6	14.2		57.7	345.5	271.2	15.0		57.9	344.1	0.4%
Mexico and Central America	2,598.5	300.6		380.7	3,279.8	2,835.7	331.5		398.1	3,565.3	-8.0%
Colombia	470.8	96.9		45.8	613.5	475.2	95.7		58.7	629.6	-2.6%
Brazil (3)	1,547.0	154.6		266.2	1,967.8	1,498.6	163.5		277.3	1,939.4	1.5%
Argentina	152.0	30.1		32.0	214.0	138.0	26.1		21.9	185.9	15.1%
Uruguay	45.3	5.9		5.6	56.8	42.2	5.5		4.7	52.5	8.3%
South America	2,215.0	287.4		349.6	2,852.1	2,154.0	290.7		362.7	2,807.5	1.6%
TOTAL	4,813.5	588.0		730.4	6,131.9	4,989.7	622.2		760.8	6,372.8	-3.8%

Revenues
Expressed in million Mexican Pesos	2Q 2025	2Q 2024	Δ %
Mexico	36,629	37,474	-2.3%
Guatemala	4,458	3,846	15.9%
CAM South	4,218	3,746	12.6%
Mexico and Central America	45,306	45,067	0.5%
Colombia	5,384	4,785	12.5%
Brazil (4)	18,359	16,443	11.7%
Argentina	2,653	2,154	23.1%
Uruguay	1,215	1,007	20.6%
South America	27,611	24,389	13.2%
TOTAL	72,917	69,456	5.0%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,343.1 million for the second quarter of 2025 and Ps. 1,033.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2025					YTD 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	667.6	68.1	185.6	82.0	1,003.3	734.7	75.4	197.9	81.8	1,089.8	-7.9%
Guatemala	88.1	4.1	1.5	4.3	98.1	86.5	5.1	-	4.8	96.4	1.8%
CAM South	72.7	4.5	0.4	11.3	88.8	73.0	3.1	2.0	11.2	89.2	-0.4%
Mexico and Central America	828.4	76.7	187.4	97.6	1,190.2	894.2	83.6	199.9	97.7	1,275.4	-6.7%
Colombia	125.2	19.4	7.1	12.2	163.8	130.5	19.9	8.1	14.7	173.3	-5.5%
Brazil (3)	465.5	41.8	4.7	48.6	560.6	464.1	39.6	5.1	48.7	557.6	0.5%
Argentina	60.5	11.2	2.7	8.1	82.6	56.2	9.3	3.7	5.5	74.8	10.5%
Uruguay	19.1	3.8	-	1.7	24.6	18.8	3.3	-	1.3	23.3	5.5%
South America	670.3	76.3	14.4	70.6	831.6	669.6	72.2	16.9	70.3	829.0	0.3%
TOTAL	1,498.7	153.0	201.8	168.3	2,021.8	1,563.8	155.7	216.9	168.0	2,104.4	-3.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2025					YTD 2024					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	3,713.7	482.4		571.4	4,767.5	4,097.6	516.5		573.8	5,187.9	-8.1%
Guatemala	658.7	39.3		47.8	745.7	642.1	34.7		49.9	726.7	2.6%
CAM South	528.6	29.1		112.0	669.7	527.5	30.2		112.2	669.9	0.0%
Mexico and Central America	4,901.0	550.8		731.1	6,182.9	5,267.2	581.4		735.9	6,584.4	-6.1%
Colombia	916.8	194.9		93.6	1,205.3	954.4	204.8		124.2	1,283.4	-6.1%
Brazil (3)	3,176.7	360.8		558.9	4,096.5	3,059.1	343.6		551.8	3,954.4	3.6%
Argentina	312.1	65.8		68.3	446.1	286.6	58.4		48.6	393.6	13.3%
Uruguay	94.6	14.6		13.6	122.9	91.0	12.7		11.2	114.9	6.9%
South America	4,500.2	636.1		734.4	5,870.8	4,391.2	619.4		735.8	5,746.4	2.2%
TOTAL	9,401.2	1,186.9		1,465.6	12,053.7	9,658.3	1,200.8		1,471.6	12,330.7	-2.2%

Revenues
Expressed in million Mexican Pesos	YTD 2025	YTD 2024	Δ %
Mexico	67,892	68,328	-0.6%
Guatemala	8,631	7,244	19.1%
CAM South	8,452	7,338	15.2%
Mexico and Central America	84,975	82,911	2.5%
Colombia	10,748	9,668	11.2%
Brazil (4)	38,668	34,279	12.8%
Argentina	5,716	4,730	20.8%
Uruguay	2,595	2,096	23.8%
South America	57,727	50,774	13.7%
TOTAL	142,703	133,685	6.7%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 2,368.3 million for the first six months of 2025 and Ps. 2,529.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q25	YTD
Mexico	4.51%	1.41%	1.67%
Colombia	5.08%	1.51%	3.84%
Brasil	5.35%	1.15%	2.97%
Argentina	39.63%	7.64%	15.61%
Costa Rica	0.02%	-1.23%	-0.70%
Panama	-0.49%	0.09%	0.79%
Guatemala	1.51%	1.47%	1.00%
Nicaragua	1.12%	0.00%	1.28%
Uruguay	5.16%	0.91%	3.14%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q25	2Q24	Δ %	YTD 25	YTD 24	Δ %
México	19.55	17.21	13.6%	19.98	18.30	9.2%
Colombia	4,197.35	3,928.59	6.8%	4,192.97	4,074.44	2.9%
Brasil	5.67	5.22	8.6%	5.76	5.39	6.8%
Argentina	1151.04	886.47	29.8%	1104.02	916.29	20.5%
Costa Rica	508.77	516.43	-1.5%	508.22	518.22	-1.9%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.69	7.77	-1.1%	7.70	7.76	-0.8%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	41.61	38.75	7.4%	42.32	40.21	5.2%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-25	Jun-24	Δ %	Mar-25	Mar-24	Δ %
México	18.89	18.38	2.8%	20.32	16.68	21.8%
Colombia	4,069.67	4,148.04	-1.9%	4,192.57	3,842.30	9.1%
Brasil	5.46	5.56	-1.8%	5.74	5.00	14.9%
Argentina	1,205.00	912.00	32.1%	1,074.00	858.00	25.2%
Costa Rica	508.28	528.80	-3.9%	504.21	506.60	-0.5%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.77	-1.1%	7.71	7.79	-1.0%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.55	39.99	-1.1%	42.13	37.55	12.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q25 Results July 23, 2025	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: July 22, 2025